ZURICH
FINANCIAL SERVICES

03 OCT 27 AM 7:21

03032904

SUPPL

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/ih
Date October 23, 2003

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

For your information please find enclosed the English version of the following press release

- "Farmers redeems quarterly income preferred securities" dated October 22, 2003.

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

per I. Habersling

Andres Christen

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

Enclosure

10/29

Media Release

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Farmers redeems quarterly income preferred securities

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, October 22, 2003 - Farmers Group, Inc., a member of the Zurich Financial Services Group (Zurich), announced today that it will redeem all of its outstanding 8.45% Junior Subordinated Debentures and 8.25% Junior Subordinated Debentures. The proceeds will be applied by Farmers Group Capital Trust and Farmers Group Capital Trust II, to simultaneously redeem all outstanding 8.45% Quarterly Income Preferred Securities (CUSIP 309593200) at a price of USD 25 per share plus accrued and unpaid dividends, and all outstanding 8.25% Quarterly Income Preferred Securities (CUSIP 309900207) at a price of USD 25 per share plus accrued and unpaid dividends. The redemption date is November 25, 2003.

The redemption of these securities by Farmers Group Inc., amounting to a value of USD 500 million follows the recent issuance of USD 1.3 billion of subordinated debt by the Zurich Group. The refinancing of existing debt will contribute to a sizeable reduction in the average cost of Zurich's capital.

Farmers Group, Inc. and its subsidiaries, members of the Zurich Financial Services Group (www.zurich.com), provide management services to the Farmers Insurance Group of Companies®, the nation's third-largest Personal Lines Property & Casualty insurance group. Headquartered in Los Angeles and doing business in 41 states, the insurers comprising the Farmers Insurance Group of Companies provide Homeowners, Auto, Business, Life insurance and financial services to more than 10 million households through 17,000 exclusive and independent agents and district managers.

ZURICH
FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN